Exhibit 12(a)(5)(e)

News Release	Contact:

For Immediate Release	Anna Austin, EVP, Corporate Communications (636) 534-2271
Email: investor.relations@tlcvision.com
TLCVision Announces Preliminary Results of Tender Offer
and Agreement for New Credit Facilities
ST. LOUIS, MO, — June 21, 2007 – TLC Vision Corporation today announced the preliminary results of its modified Dutch auction tender offer to repurchase up to 20 million of its common shares (the “Offer”), which expired at 5:00 p.m. ET on June 20, 2007. TLCVision also announced that its wholly-owned subsidiary has entered into a definitive agreement with CIT Healthcare for an US$85 million term loan and a US$25 million revolving credit facility.
Over 35 million common shares were tendered to the Offer. Based on a preliminary count by CIBC Mellon Trust Company, the depositary for the Offer, and pursuant to the terms and conditions of the Offer as set out in the Offer to Purchase dated May 11, 2007, TLCVision expects to purchase for cancellation 20 million common shares at a price of US$5.75 per share, for a total cost of US$115 million. These shares represent approximately 29% of the shares outstanding as of June 18, 2007. Shareholders who validly deposited common shares to the Offer at a price equal to US$5.75 per share will have approximately 72% of such common shares deposited purchased for cancellation. After the repurchase, approximately 49.2 million common shares will remain outstanding.
“The Company is very pleased with the results of the Offer and the positive impact this reduction in outstanding shares will have on shareholder value,” said Jim Wachtman, President and Chief Executive Officer. “We are solidly executing in our operating business, and will continue to evaluate the optimal capital structure for TLCVision.”
The number of shares properly tendered and not withdrawn, the price per share and the pro-ration factor are preliminary and are subject to verification by the depositary. TLCVision and the depositary expect that the final determination of the purchase price and details of pro-ration will be announced as soon as practicable following completion of the verification process. Payment to holders of common shares tendered and accepted for purchase will be made promptly thereafter. Common shares tendered above US$5.75 per share will not be purchased. The common shares not purchased, including shares invalidly deposited, will be returned as promptly as possible.

The proceeds of the term loan and the revolving credit facility, together with cash on hand, will be used by TLCVision to fund the repurchase of the common shares pursuant to the tender offer. The term loan will mature on June 20, 2013, with a minimum of one percent of the original principal amount payable annually. The revolving credit facility will be mature on June 20, 2012.
Cowen and Company, LLC acted as dealer manager in conjunction with the Offer.
About TLCVision
TLCVision is North America’s premier eye care services company, providing eye doctors with the tools and technologies needed to deliver high-quality patient care. Through its centers management and technology access service models, and its managed care contracting strength, TLCVision maintains leading positions in Refractive and Cataract markets. More information about TLCVision can be found on the corporate website www.tlcv.com. Go to www.tlcvision.com for information on refractive surgery.
Forward Looking Statements
This press release contains certain forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934, which statements can be identified by the use of forward looking terminology, such as “may”, “will”, “expect”, “intend”, “anticipate”, “estimate”, “predict”, “plans” or “continue” or the negative thereof or other variations thereon or comparable terminology referring to future events or results. The Company’s actual results could differ materially from those anticipated in these forward-looking statements as a result of numerous factors, including the timing of expenditures, effects of competition, changes to pricing, acquisitions and expansion opportunities, any of which could cause actual results to vary materially from current results or TLCVision’s anticipated future results. See the Company’s reports filed with the Canadian Securities Regulators and the U.S. Securities and Exchange Commission from time to time for cautionary statements identifying important factors with respect to such forward looking statements, including certain risks and uncertainties, that could cause actual results to differ materially from results referred to in forward looking statements. TLCVision assumes no obligation to update the information contained in this press release.